

Chris A. Walker
Chief Financial Officer
LifeCare Holdings, Inc.
5560 Tennyson Parkway
Plano, Texas 75024

August 20, 2008

RE: **LifeCare Holdings, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Filed March 28, 2008
            File no. 333-133319

Dear Mr. Walker:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Larry Spirgel
                                    Assistant Director